UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Biofield Corp

(Name of Issuer)

Common Stock and Preferred Stock

(Title of Class of Securities)

09591108

(CUSIP Number)

King of Prussia Business Center, Suite C
1019 West Ninth Avenue
King of Prussia, PA 19406
(215) 972-1717

copy to: Craig F. Zappetti, Esq.
Saul Ewing LLP
Centre Square West, 1500 Market Street, 38th Floor
Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17,2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09591108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James MacKay
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United Kingdom
	7	Sole Voting Power

		28,193,045
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		28,193,045
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

28,193,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.96%
14	Type of Reporting Person (See Instructions)

IN

Item 1.  Security and Issuer

15,893,045 shares of common stock and 12,300,000 shares of preferred stock, for an aggregate of 28,193,045 shares of Biofield Corp. capital stock, with its principal executive office at:  King of Prussia Business Center, Suite C, 1019 West Ninth Avenue, King of Prussia, PA 19406.

Item 2.  Identity and Background

(a)  James MacKay (the “Reporting Person”)

(b)  Chateau de Mont, 64300 MONT, France

(c)  Chairman of Biofield Corp.  Chateau de Mont, 64300 MONT, France

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

On April 3, 2006, The Mackay Group, Inc. (“MKG”) demanded that indebtedness of Biofield Corp. (the “Corporation”) to MKG in the amount of $1,729,727.50 (such amount, the “Converted Debt”) be converted into shares of capital stock of the Corporation, with such shares to be issued to James MacKay as MKG’s designee.  Mr. MacKay is the principal of MKG and is Chairman of the Board of the Corporation.  Following MKG’s demand, the Board of Directors of the Corporation authorized and approved the conversion of the Converted Debt into (i) 9,994,550 shares of common stock of the Corporation, par value $0.001 per share, at a conversion price of $0.05 per share and (ii) 12,300,000 shares of newly-designated voting preferred stock of the Corporation, par value $0.001 per share, at a conversion price of $0.10 per share.

On January 17, 2008, the Corporation issued 9,994,550 shares of common stock and 12,300,000 shares of voting preferred stock of the Corporation to Mr. MacKay to consummate the conversion of the Converted Debt.  Each share of voting preferred stock entitles the holder thereto to two (2) votes.  Accordingly, the conversion of the Converted Debt into shares of capital stock of the Corporation occurred as follows:

Amount of Converted Debt	Shares of Capital Stock of the Corporation to be Issued upon the Conversion (class of shares)	Conversion Price per Share
$499,727.50	9,994,550 shares of common stock, par value $0.001/share	$0.05/share
$1,230,000.00	12,300,000 shares of Voting Preferred Stock, par value $0.001/share	$0.10/share
$1,729,727.50 = Total

As a result of the issuance of common stock and voting preferred stock pursuant to the conversion of Converted Debt, Mr. MacKay became the holder of shares of the Corporation’s capital stock entitling him to approximately 51.96% of all of the votes entitled to be cast by stockholders of the Corporation on a fully-diluted basis (i.e., counting all outstanding options and warrants on an as-exercised basis).

Item 4.  Purpose of Transaction

The reporting person received 28,193,045 shares of Biofield Corp. capital stock as discussed in Item 3 above.  The 28,193,045 is the sum of 9,994,550 shares of common stock received upon the debt conversion, 12,300,000 shares of voting preferred stock received upon the debt conversion and 5,898,495 shares that he has held since March of 2006, but was incorrectly reported as held by The Mackay Group, Inc.  The 5,898,495 shares of common stock were acquired by Mr. MacKay pursuant to the March 30, 2006 Stock Acquisition and Voting Trust Agreement between the Long Family Control Group and The MacKay Group, Inc.  This agreement, however, entitles Mr. MacKay, as the designee to The MacKay Group, Inc., to, inter alia, an additional 2,849,036 shares of common stock, in addition to the 5,898,495 shares of common stock that he has reported as holding, which shares the Long Family Control Group are obligated to deliver under the agreement.

Item 5.  Interest in Securities of the Issuer

(a)  As of January 17, 2008, the Reporting Person beneficially owns 28,193,045 shares of capital stock (15,893,045 shares of common stock and 12,300,000 shares of preferred stock) or 51.96 % of all of the votes entitled to be cast by stockholders of the Corporation on a fully-diluted basis (i.e., counting all outstanding options and warrants on an as-exercised basis).

(b)  The Reporting Person has the sole voting power and power to dispose of 28,193,045 shares of capital stock.

(c)  In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

On January 17, 2008, the Corporation issued 9,994,550 shares of its common stock and 12,300,000 shares of its voting preferred stock to James MacKay to consummate the conversion of Converted Debt.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 17, 2008, the Corporation issued 9,994,550 shares of its common stock and 12,300,000 shares of its voting preferred stock to James MacKay to consummate the conversion of Converted Debt. A copy of the Acknowledgement of Conversion of Indebtedness dated January 17, 2008 is included as Exhibit 99.1 to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

a)	Acknowledgement of Conversion of Indebtedness executed by Biofield Corp., The MacKay Group, Inc. and/or its nominees, delegees, or assignees, and James MacKay dated January 17, 2008 filed herewith as Exhibit 99.1.

b)	Stock Acquisition and Voting Agreement dated March 30, 2006, between members of the Long Family Control Group and The MacKay Group, Inc. filed herewith as Exhibit 99.2.

c)	Stock Acquisition Agreement dated March 30, 2006 between the David and Donna Long Family Foundation and The MacKay Group, Inc. filed herewith as Exhibit 99.3.

d)	Consulting Agreement dated March 30, 2006 between Dr. David Long and The MacKay Group, Inc. filed herewith as Exhibit 99.4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2008

/s/ James MacKay

             James MacKay